Ecopetrol Group receives payment for 100% of the FEPC

account receivable balance for the second quarter of 2025

Bogotá D.C., June 30, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) hereby announces that the National Government, through Resolution 1492 dated June 30, 2026, issued by the Ministry of Finance and Public Credit (“MHCP”), recognized and ordered payment to the Ecopetrol Group in an aggregate amount of approximately COP 1 trillion, corresponding to the account receivable from the Fuel Price Stabilization Fund (“FEPC”) for the second quarter of 2025.

Of this aggregate amount, approximately COP 0.8 trillion corresponds to the Company and approximately COP 0.2 trillion to Refinería de Cartagena S.A.S. The payment was made through the issuance and delivery of short-term Class B Treasury Securities (TES) (TCO), in accordance with the MHCP’s resolution.

The payment reflects coordination among the Company, the National Government, the MHCP and the Ministry of Mines and Energy to implement mechanisms designed to reduce recognized FEPC balances owed to the Ecopetrol Group.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co